GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com

BY EDGAR	14 June, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F

for the Fiscal Year Ended 31 December 2015 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 18 May 2016 (the “18 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (“2015 Form 20-F”) (File No. 001-15170) that we filed with the Commission on 18 March 2016.

This letter includes our responses to the comments contained in the 18 May Comment Letter. For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Exhibit 15.2: Annual Report 2015

Group Financial Review

Critical Accounting Policies

Turnover, page 70

1.	Please tell us the reason for year over year fluctuations for your market driven segments and government mandated and state programs reductions from gross revenue, including the effect that changes in your estimates of these items had on your revenues and operations. It appears from your auditors’ report on page 133 that you have changed your estimates in 2015 to update Medicaid rebates for a new pricing methodology as well as to respond to the impact of competitive pricing pressures and greater discounting in the US market but you do not describe these changes. Please tell us what changes were made and how your estimates were affected.

The primary reason for the increase in deductions was the impact of pricing. Over recent years, GSK has encountered increasing pricing pressures in the US pharmaceuticals market, including more difficult formulary price negotiations and exclusion of products from formulary lists from time-to-time, often when considered not to represent good value for money. This trend was noted in the Company’s 2014 Form 20-F and specifically referred to in the 2015 Form 20-F under the ‘Pricing and market access’ section on page 8 of Exhibit 15.2 to the 2015 Form 20-F (the “Annual Report 2015”). As explained on page 71 of the Annual Report 2015, the market driven segments and Government mandated and state programs elements of the gross turnover to net turnover reconciliation primarily reflect price rebates and chargebacks, and the increases in these elements compared with 2014 result from the increased pricing pressures in the US pharmaceuticals market.

The Company’s largest product, Advair, which accounted for 44% of the Global Pharmaceuticals turnover in the US in 2015, is nearing the end of its patent life in the US and suffered particular pricing pressure in 2015 as the Company sought to transition its Respiratory portfolio to newer products. In the ‘Operating and financial review’ on page 57 of the Annual Report 2015, the Company noted that in the US, sales of Advair were down 13%, including a 9% negative impact of price and mix, and Respiratory product sales as a category declined 10% in 2015, including a 14% negative impact of price and mix.

During 2015, Advair accounted for approximately 50% of the total deduction for rebates and returns in US Global Pharmaceuticals and the Respiratory portfolio as a whole accounted for more than 75% of the total deduction in the year. The higher rebates and chargebacks on these products were therefore the primary reason for the increases in the market driven segments and Government mandated and state programs elements of the gross turnover to net turnover reconciliation.

Mr. Jim Rosenberg, page 3

Under the Medicaid Drug Rebate Agreement, manufacturers are required to report quarterly prices to the Centers for Medicare and Medicaid Services for all covered outpatient drugs within 30 days after each quarter-end. These prices are used in the calculation of quarterly Medicaid rebate amounts and may be amended within three years of the initial report to reflect the final prices. The change in pricing methodology that was referred to in the auditors’ report on page 133 of the Annual Report 2015 was a change in the basis for estimating the initial best prices used to calculate the Medicaid rebate deductions from gross sales. This change was designed to minimise the impact of subsequent adjustments to the deductions. The change in estimation basis had a small favourable impact on GSK’s deductions for Medicaid rebates that was not significant in relation to the total of deductions for rebates and returns in 2015.

Notes to the financial statements

Note 38: Acquisitions and disposals

2015 Acquisitions

Novartis Consumer Healthcare and Vaccines businesses, page 185

2.	Please address the following comments regarding your accounting for the acquisition of the Novartis consumer healthcare business and your formation of the Consumer Healthcare Joint Venture, or the Joint Venture. Reference for use the authoritative literature you rely upon to support your accounting.

•	As you control and consolidate the Joint Venture, explain to us why it is appropriate to step-up to fair value your bases of the net assets you contributed to the Joint Venture and record a £2,891 million gain directly to retained earnings as indicated in your equity statement on page 140. In your response tell us whether you contributed entities or assets and liabilities or a combination of both to the Joint Venture.

•	In conjunction with your response to the preceding bullet and your acquisition of the Novartis consumer healthcare business, tell us your consideration of the guidance in paragraph 38 of IFRS 3 for recording the net assets you contributed to the Joint Venture at book value and recording a gain through the income statement for the difference between the fair value of 36.5% of the consumer healthcare business you contributed to the Joint Venture that was conveyed to Novartis in the form of equity consideration for the acquisition of its consumer healthcare business.

•	Tell us why you recorded a £6,204 million charge directly to retained earnings as indicated on page 140 for the option you issued to Novartis that permits it to put its 36.5% interest in the Joint Venture to you. Clarify for us why it is not part of the consideration paid to Novartis to acquire their consumer healthcare business contributed to the Joint Venture and thus result in an increase to goodwill.

GSK contributed a combination of legal entities and assets and liabilities, which comprised substantially all of the GSK Consumer Healthcare business to the Consumer Healthcare Joint Venture (“CHJV”), a subsidiary of GSK plc. CHJV then acquired the Novartis Consumer Healthcare business in exchange for 36.5% of its shares. GSK retained a 63.5% shareholding and control of CHJV.

Mr. Jim Rosenberg, page 4

To reflect the acquisition of the Novartis Consumer Healthcare business, GSK was required to account for a business combination under IFRS 3 “Business Combinations” and so both the identifiable assets of the Novartis business acquired and the consideration given (the 36.5% interest in the GSK Consumer Healthcare business) were required to be measured at fair value. In accordance with paragraph 38 of IFRS 3, because GSK retained control of the legacy GSK Consumer Healthcare business contributed, the net assets of the GSK Consumer Healthcare business contributed by GSK continued to be measured at their values immediately prior to contribution, and no gain was recognised in profit or loss. However, as noted above, the 36.5% stake in the GSK Consumer Healthcare business given as consideration was required to be measured at fair value as part of the business combination accounting. This fair value was determined to be £4,116 million as disclosed in note 38 on page 185 of the Annual Report 2015.

The 36.5% of the book value of the GSK Consumer Healthcare business given up to Novartis amounted to £1,225 million. The difference between this and the fair value of the 63.5% interest in the Novartis Consumer Healthcare business received of £4,116 million was £2,891 million and this was recognised directly in equity in accordance with paragraph B96 of IFRS 10 “Consolidated Financial Statements”.

GSK also granted a put option to Novartis, permitting Novartis to require GSK to acquire all or part of its 36.5% interest in CHJV at certain dates in the future, commencing in 2018 (the “Put Option”). If Novartis wishes to exercise the Put Option, the price at which the Put Option may be exercised will be set based on the estimated market value of the CHJV business at the time the Put Option is exercised. Accordingly, it was assessed that Novartis had retained substantially all of the risks and rewards associated with their continued ownership of 36.5% of CHJV until such time as the Put Option is exercised, and so the financial statements continue to reflect a non-controlling interest with profits allocated to the non-controlling interest in accordance with its ownership interest.

The written put option has been accounted for separately to the business combination as it relates to the 36.5% interest in CHJV that is owned by Novartis. A liability of £6,204 million was recognised when the Put Option was granted (£6,287 million at 31 December 2015), as disclosed in Note 30 “Other non-current liabilities” on page 178 of the 2015 Annual Report. In accordance with paragraph 23 of IAS 32 “Financial Instruments: Presentation”, the financial liability was recognised initially at the present value of the redemption amount, with the debit being recorded in shareholders’ equity.

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Mr. Jim Rosenberg, page 5

The 18 May Comment Letter sought a statement regarding the following matters from us. Accordingly, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Simon Dingemans

Simon Dingemans
Chief Financial Officer

cc:	Ms. Sasha Parikh, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Ranjan Sriskandan, PricewaterhouseCoopers LLP

Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP

Ms. Victoria Whyte, GlaxoSmithKline plc

Ms. Lisa DeMarco, GlaxoSmithKline plc

Mr. Christopher Buckley, GlaxoSmithKline plc